UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

(Commission File No. 1-14862)

Braskem S.A.

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

The following exhibits are furnished with this document:

Exhibit 1.	Press release dated August 29, 2006.

Exhibit 2.	Press release dated August 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.

Date: August 29, 2006	By:	/s/ Paul Elie Altit
	Name:	Paul Elie Altit
	Title:	Chief Financial Officer